Exhibit 99.1

Wearable Devices Ltd. Announces a Warrant Inducement Transaction for $1.2 Million in Gross Proceeds

Yokneam Illit, Israel, April 29, 2025 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (the “Company” or “Wearable Devices”) (Nasdaq: WLDS, WLDSW), an award-winning pioneer in artificial intelligence (“AI”)-based wearable gesture control technology, today announced its entry into a warrant inducement agreement with an existing institutional investor of the Company for the immediate exercise of warrants to purchase up to 625,000 of its ordinary shares (the “January Warrants”), and warrants to purchase up to 205,500 of its ordinary shares (the “November Warrants”, and together with the January Warrants the “Existing Warrants”), at a reduced exercise price of $1.45 per ordinary share, for gross cash proceeds of approximately $1.2 million, before deducting placement agent fees and other transaction expenses. The Company intends to use the net proceeds from the warrant inducement transaction for working capital and other general corporate purposes.

In consideration for the immediate exercise in full of the Existing Warrants, the investor will receive, in a private placement (the “Concurrent Private Placement”), new unregistered warrants to purchase up to 1,661,000 of its ordinary shares (the “New Warrants”). The New Warrants will have an exercise price of $1.45 per ordinary share, will be exercisable on the date of issuance and will expire five years following the date of issuance. The closing of the warrant inducement transaction is expected to occur on or about April 30, 2025, subject to satisfaction of customary closing conditions.

The private placement of the New Warrants and the ordinary shares underlying the New Warrants offered to the institutional investor will be made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation D promulgated thereunder. Accordingly, the securities issued in the Concurrent Private Placement may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in this Offering, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Wearable Devices Ltd.

Wearable Devices Ltd. is a pioneering growth company revolutionizing human-computer interaction through its AI-powered neural input technology for both consumer and business markets. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s innovative products, including the Mudra Band for iOS and Mudra Link for Android, enable seamless, touch-free interaction by transforming subtle finger and wrist movements into intuitive controls. These groundbreaking solutions enhance gaming, and the rapidly expanding AR/VR/XR landscapes. The Company offers a dual-channel business model: direct-to-consumer sales and enterprise licensing. Its flagship Mudra Band integrates functional and stylish design with cutting-edge AI to empower consumers, while its enterprise solutions provide businesses with the tools to deliver immersive and interactive experiences. By setting the input standard for the XR market, Wearable Devices is redefining user experiences and driving innovation in one of the fastest-growing tech sectors. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate,” “will” or other comparable terms. For example, we are using forward-looking statements when we discuss the expected closing date of the warrant inducement transaction, the use of proceeds, and the satisfaction of customary closing conditions. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2024, filed on March 20, 2025 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty
IR@wearabledevices.co.il